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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002

                              ROBOGROUP T.E.K. LTD.
                              (Name of Registrant)

     Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel

                     (Address of Principal Executive Office)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F |X|           Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |X|                  No |_|

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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

 Report Regarding Special Private Offer and Undertaking of Indemnity and Release
                    from Liability of Directors and Officers

      An immediate report is hereby submitted pursuant to the provisions of
Section 4 of the Israeli Securities Regulations (Private Offer of Securities in a Registered Company), 2000, (the "Private Offer Regulations"), and pursuant to the provisions of the Israeli Securities Regulations (Transaction between a Company and a Controlling Shareholder), 2001 (the "Controlling Shareholder Regulations"), regarding a special private offer of securities to controlling shareholders of RoboGroup ("the Company"), and the convening of an annual general meeting of shareholders of the Company (the "Meeting"), wherein the agenda will include a proposal regarding the special private offer.

      In addition, an immediate report is hereby submitted in accordance with the Controlling Shareholder Regulations regarding the delivery of indemnification and release agreements, and the convening of the Meeting wherein the agenda will include a proposal regarding the delivery of indemnification and release agreements will be proposed.

A.    Special Private Offer of Securities to Controlling Shareholders of the
      Company

      Introduction

            On November 11, 2002, the board of directors of the Company, following the approval of the audit committee, resolved to approve a stock option plan for directors and employees of the Company and its subsidiaries, authorizing the grant of options to purchase up to 1,270,000 of the Company's ordinary shares par value NIS 0.50 each, subject to adjustments as set forth below (the "Options"). The board of directors of the Company also resolved to convene a Meeting wherein the agenda will include a proposal to approve the special private offer (the "Special Private Offer"). The directors of the Company are to be allotted 570,000 Options in the special private offer (the "Directors' Plan"), employees of the Company and its subsidiaries in Israel are to be allotted up to 480,000 Options under the provisions of the offer of securities to employees (the "Employees' Plan") and employees of the Company's US subsidiary who are not Israeli residents will be allotted 220,000 Options under an employee plan in accordance with the laws of the United States of America(*). The aggregate amount of options allotted to all employees of the Company and its subsidiaries is 700,000.

      ----------
      (*) The principal terms (i.e. Exercise Price, Exercise periods etc.) of the 220,000 options allotted to the Company's US employees who are not Israeli residents (the "US option Plan") will be identical to the principal terms of the options allotted to Israeli employees and to the options allotted to directors according to this report. To the best of the Company's knowledge, the none of the employee offerees under the US Option Plan are an interested party in the Company and will not become an interested party as a result of the allotment of said options. The options under the U.S. Option Plan will be subject to the Securities Regulations (details for paragraphs 15A through 15C of the Law), 2000.

            At the Meeting to be convened on December 17, 2002, the Special Private Offer and the two option plans for employees will be submitted to shareholders for approval as one proposal, hence, it will not be possible to approve only one of the plans. A profile, including the details of the option plans for employees will be filed after the Company receives Tel Aviv Stock Exchange approval for registration of the shares underlining the Options for trading.

1.    Details of the Special Private Offer

            570,000 Options will be allotted under the Directors' Plan to nine
      (9) directors of the Company, such Options to be offered subject to fulfillment of the conditions hereinafter specified in this notice.

2.    The Offerees

            The Company will allot to a trustee (the "Trustee") 570,000 Options of the Company for all of the Company's directors on the date of the resolution of the board of directors regarding the Special Private Offer. The offerees are Messrs. Rafael Aravot, Ahinoam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper, Arie Kraus, Alex Tal, Tammy Gotlieb and Amiram Dagan (the "Offerees").

            The Options will be allotted to the Trustee for the Offerees in accordance with the following table:

            Name of Offeree                                Amount
            ---------------                                ------
            (a)  Rafael Aravot                             90,000
            (b)  Ahinoam Kra-Oz                            90,000
            (c)  Haim Schliefer                            90,000
            (d)  Gideon Missulawin                         50,000
            (e)  Menachem Zenziper                         50,000
            (f)  Arie Kraus                                50,000
            (g)  Alex Tal                                  50,000
            (h)  Tammy Gotlieb (outside director)          50,000
            (i)  Amiram Dagan (outside director)           50,000
                                                          -------
            Total                                         570,000

            Three of the Offerees are full-time employees of the Company (Messrs. Rafael Aravot - Chief Executive Officer; Ahinoam Kra-Oz - Co-CEO; Haim

      Schliefer - Co-CEO), two of them are part-time employees of the Company (Menachem Zenziper and Gideon Missulawin) and two of them are outside directors of the Company (Tammy Gotlieb and Amiram Dagan).

3.    Interested Party

            According to "interested parties" definition in Section 270(5) of the Companies Law, 1999 (the "Companies Law"), Messrs. Rafael Aravot, Ahinoam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper and Arie Kraus are "interested parties" in the Company, since they are substantial shareholders whose ownership interest in the Company will increase following the Special Private Offer.

            With regard to the approval of this Special Private Offer, those Offerees who are interested parties in the Company constitute "controlling shareholders" of the Company, as this term is defined in Section 268 of the Companies Law.

4.    The Securities Offered

      4.1 The Company will allot 570,000 Options to the Trustee for the Offerees. Each Option will authorize the grant to the optionee of the right to purchase one ordinary share par value NIS 0.50 of the Company in consideration for payment in cash of the Exercise Price on the Exercise Date (as are defined in Section 10 below).

      4.2 The shares that are covered by the plan (the "Shares") will have the same rights as the existing ordinary shares of the Company and will entitle their holders to the full cash dividend and any other distribution, including distribution of bonus shares, if the date of determination of the rights for such dividend or distribution occurs on or after the date of allotment thereof.

      4.3 The Options will not initially be registered for trading on the Tel Aviv Stock Exchange or on Nasdaq. The Shares will be registered for trading on Nasdaq, subject to the filing of a registration statement (Form S-8) with the Securities and Exchange Commission, and on the Tel Aviv Stock Exchange, subject to the approval of the Tel Aviv Stock Exchange for registration of the Shares for trading.

            Assuming that the 570,000 Options offered to the Offerees under this Special Private Offer are all exercised, the Shares will comprise 4.83% of the voting rights and of the issued and paid-up capital of the Company as of the date following the allotment of the Options and 4.53% of the voting rights and of the issued and paid-up capital of the Company after full dilution.

            For the purposes of this report, "full dilution" assumes that:
            75,400 Options allotted to the Trustee under the option plan of 1997 for employees of the Company and its subsidiaries, that have not yet been exercised as at the date of this report will be exercised(1); all of the 12,500 Options allotted to an interested party in 2001 are exercised; and all 700,000 of the Options under the Employee Option Plans are allotted and exercised(2).

      ----------
      (1)   These Options may be exercised through December 31, 2006.

      (2) The Option Plan for employees of the Company and its Israeli subsidiaries will be subject to the approval of the Meeting which is to convene on December 17, 2002 and to the approval of the Tel Aviv Stock Exchange of the registration for trading of the Shares that are covered by the Directors' plan.

      (3) The Offerees Tammy Gotlieb and Amiram Dagan will end their first terms of office as outside directors of the Company in 2005. Should they be elected for an additional term, they will serve until 2008. If they are not elected for an additional term, they will be entitled to exercise only 40% of the Options allotted to them.

      4.4 In the event that the right of any of the Offerees to exercise the Options allotted to him or her as set forth above expires, the Company will be entitled to instruct the Trustee to transfer such Options or part thereof to another director of the Company, upon such conditions as may be determined by the board of directors of the Company, subject to the conditions of the Directors' Plan and the provisions of the Israeli law.

      4.5 Subject to the provisions of Section 4.4 above, the Options granted to the Offerees are non-transferable, non-assignable and may not be assigned by the Offerees in favor of others, other than transfers to heirs in the event of death or to a guardian in the event of loss of legal capacity.

5.    Terms of Exercise and Dates of Exercise of the Options

      5.1 Subject to the provisions of Sections 5.3-5.5 below, each of the Offerees(3) will be entitled to exercise the Options allotted to him or her in five installments in accordance with the following dates, without derogating from the lock up provisions applying to the Options as described in Section 16 below:

            - 20% of the Options will be exercisable - as of January 1, 2004 and up to the end of the Exercise period.

            - 20% of the Options will be exercisable - as of January 1, 2005 and up to the end of the Exercise period.

            - 20% of the Options will be exercisable - as of January 1, 2006 and up to the end of the Exercise period.

            - 20% of the Options will be exercisable - as of January 1, 2007 and up to the end of the Exercise period.

            - 20% of the Options will be exercisable - as of January 1, 2008 and up to the end of the Exercise period.

      5.2   After the Options vest, in accordance with the dates set forth in
            Section 5.1 above, each Offeree will be entitled to exercise the Options allotted to him or her subject to the conditions set forth in Sections 5.3-5.5 below, up to December 31, 2012 (the "End of the Exercise Period"). Options not exercised prior to the End of the Exercise Period will expire and will not grant any rights whatsoever to their owners.

      5.3 The Options may be exercised for as long as the Offeree acts as director of the Company or a subsidiary and/or for as long as employment relations exist between the Offeree and the Company and/or a subsidiary, and for a period of twelve months from the date of termination of the Offeree's term of office as a director of the Company or of a subsidiary and/or from the date of termination of employment relations between the Offeree and the Company and/or a subsidiary, whichever is the later.

            In the event of termination of office of an Offeree as a director of the Company or of a subsidiary and/or in the event of termination of employment relations between the Offeree and the Company and/or a subsidiary for any reason whatsoever other than death, dismissal or resignation under circumstances set out in Section 5.5 below, the entitlement of the Offeree to exercise the Options allotted to him or her will expire at the end of one year following the date of termination of office as director of the Company or of a subsidiary or one year following the date of termination of employment relations between the Offeree and the Company or a subsidiary, whichever is the later, but not later than the End of the Exercise Period (the "Date of Expiry of the Right to Exercise"). On the Date of Expiry of the Right to Exercise, the Offeree will not be entitled to exercise the Options allotted to him or her, which have not vested, nor will he even be entitled to exercise such Options allotted to him or her which have vested, but which have not at such date been exercised.

      5.4 The change of employment of an Offeree from the Company to a subsidiary and/or the change of office of a director of the Company to that of director of a subsidiary will not be deemed to be termination of employment and/or office for the purposes of Section
            5.3 above, and the Offeree's rights to exercise the Options allotted to him or her will not change due to such transfer.

      5.5 Notwithstanding the aforesaid, if any of the Offerees ceases to be an employee and/or ceases to act as a director of the Company or of a subsidiary of the Company due to death, dismissal or resignation due to bad health, such Offeree or his legal heirs will have the right to exercise the Options that such Offeree would have been able to exercise on the date of termination of employment or, for a period of eighteen months from the date of termination of employment relations between the Offeree and the Company or a subsidiary or of the date of termination of office of director of the Company or a subsidiary, whichever is the later (but not later than the end of the exercise term).

            For the purpose of this Section only, "subsidiary" is defined as a company in which the Company holds 25% or more of the par value of its issued share capital, or of the voting rights in it, or is entitled to appoint 25% or more of its directors.

6.    Provisions to Protect Holders of Options

      Upon the occurrence of any of the events set forth below as of the date of allotment of the Options and until the end of the Exercise Period, the holders of Options not yet exercised before the occurrence of one of the following allotment events will be entitled to the following benefits:

      6.1   Allotment of bonus shares

            In the event of distribution of bonus shares where the date of determination of entitlement to receive such (in this paragraph: the "Date of Determination") is prior to the End of the Exercise Period, the Company will transfer the sum equivalent to the sum of the par value of the bonus shares which would have been owing to the Offerees holding Options not yet exercised by such date had they exercised their Options for shares prior to the Date of Determination, including - in the event of a second or further distribution of bonus shares in respect of which the Company acts in accordance with the provisions of this paragraph - entitlement resulting from any prior distribution of bonus shares as aforesaid, into a special fund that will be set up for the purpose of distribution of the bonus shares in the future, shortly before the date of allotment of the bonus shares.

            The Company will allot shares of the same class allotted as bonus shares to the ordinary shareholders of shares of the same class as the exercise shares to Offerees who hold Options and who exercise their right to exercise such Options after the Date of Determination. In addition to the Shares to which they are entitled as a result of exercising such right of exercise, as fully paid bonus shares at a ratio of one bonus share for every Share, which will be equal to the ratio of one bonus share for every share that would have existed in the issued and paid-up capital of the Company on the date of distribution of the bonus shares, by appropriate capitalization from out of the special fund.

            In such case, the number of Shares to which a holder of Options is entitled will not increase nor will the payment for one Shares decrease.

            Options not exercised before the End of the Exercise Period will not grant their holders sums or shares from the special fund or any other right.

      6.2   Offer by way of Rights

            In the event of issuance of rights to shareholders of the Company, in the event that the date of determination of entitlement to receive such rights is in the period between the date of allotment of Options to the Offerees and the End of the Exercise Period, the number of exercise shares will be adjusted to the bonus component of the rights. The bonus component of the rights will be calculated for this purpose in accordance with the ratio of the price of the share on the Tel Aviv Stock Exchange on the date of determination of the right to take part in the rights issue and the base price for trading of the shares on the Tel Aviv Stock Exchange "ex- rights", on the first date on which the shares are to be traded without rights. Calculation of the bonus component will be audited by the Company's accountant.

      6.3   Additional Provisions to Protect Holders of Options

            Subsequent to the date of allotment of the Options to Offerees and as long as the Options remain unexercised, but in any event no later than the End of the Exercise Period, the following provisions will apply:

            6.3.1 The Company will have a sufficient number of ordinary shares of NIS 0.5 par value each in its registered capital, in order to ensure performance of the right to exercise the additional rights of those holding the Options and if necessary will cause its registered capital to increase.

            6.3.2 If the Company merges its ordinary shares of NIS 0.5 par value in its issued capital to shares of a greater par value, or divides them by sub-division into shares of a smaller par value, the number of exercise shares allotted following exercise of the Options will be decreased or increased, as the case may be, after the effecting of such act.

            6.3.3 In the event that a resolution of voluntary winding up of the
                  Company will be approved, the Company will notify in writing all of the holders of the Options regarding the passing of such resolution, and regarding the right of exercise referred to below. In such event, every person holding Options may, within 30 days of the date of the notice, give notice in writing to the Company of his or her desire to be considered to have exercised his or her exercise right immediately before such resolution have been approved. The holder of such Options as aforesaid will be entitled to payment equivalent to the sum that would be owing to him or her on winding up were he or she the holder of shares following exercise of the Options owned by him or her immediately prior to the approval of the resolution to wind up, less the Exercise Price.

                  Where the sum to which a holder of Options is entitled following exercise of the Options held by him or her immediately prior to the passing of the resolution of winding up, and after deduction of the Exercise Price from the money received from his or her portion of the winding up, if positive, he or she will be deemed to have exercised his or her right to exercise as aforesaid.

7.    Price of Shares of the Company on the Tel Aviv Stock Exchange and on
      Nasdaq

      The prices of the ordinary shares on the Tel Aviv Stock Exchange and on Nasdaq on the date of the resolution of the board of directors, November 11, 2002, was NIS 4.22 and $0.99 respectively.

      The prices of the ordinary shares on the Tel Aviv Stock Exchange and on Nasdaq immediately prior to publication of the Immediate Disclosure on December 11, 2002, was NIS 4.31 and $0.85 respectively.

8.    The Economic Value of the Options

      The economic value of each of the Options on offered is $0.83.

      The economic value is calculated using the "Black and Scholes" formula, taking into account the average closing price of the shares of the Company on Nasdaq for the last 30 trading days prior to the filing of this report on December 12, 2002, i.e. $0.91.

      In calculating the economic value of the Options, the following presumptions were taken into account: Standard deviation - 110%; Exercise Price - $0.91; average share price on Nasdaq for the last 30 trading days
      - $0.91; option term - 108 months; rate of interest - 2%.

9. The Issued Share Capital of the Company, Ownership Interest of the Offerees and Persons with an Interest in the Company

      9.1 The issued share capital of the Company prior to the allotment to the Offerees and prior to the allotment of the Options under the Employees' Plans is composed of NIS 5,612,076 divided into 11,224,152 ordinary shares of NIS 0.5 par value each.

      9.2 The issued share capital of the Company after the allotment of 570,000 Options to the Offerees (and assuming that they are all exercised) and after the allotment of 700,000 Options under the Employees' Plans (assuming that they are all exercised) will be made up of NIS 6,247,076 divided into 12,494,152 ordinary shares of NIS
            0.5 par value each.

      9.3 The issued share capital of the Company assuming full dilution (as such term is defined in paragraph 4.3 above) will be composed of NIS 6,291,026 divided into 12,582,052 ordinary shares of NIS 0.5 par value each.

      9.4 The amounts and rates of holdings of the Offerees, of interested parties in the Company and the total holdings of the other shareholders in the issued and paid-up capital of the Company and in the voting rights in the Company will be as follows:

-----------------------------------------------------------------------------------------------------------------------------------
Name of interested patry       Amount of         Percentage        Amount of         Percentage        Amount of         Percentage
                               ownership             of            ownership             of            ownership            of
                               before the        ownership         after the         ownership         (fully              owners
                               allotment         before the        allotment         after the         diluted)          (fully
                                                 allotment         given the         allotment                           diluted)
                                                                   assumption        given the
                                                                   set forth in      assumption
                                                                   Section 9.2       set forth in
                                                                                     Section 9.2
-----------------------------------------------------------------------------------------------------------------------------------
Rafael Aravot                     878,042             7.82%           968,042             7.74%           968,042              7.69%
-----------------------------------------------------------------------------------------------------------------------------------
Ahinoam Kra-Oz (a)                706,478             6.29%           796,478             6.37%           796,478              6.33%
-----------------------------------------------------------------------------------------------------------------------------------
Haim Schliefer                    701,412             6.24%           791,412             6.33%           791,412              6.29%
-----------------------------------------------------------------------------------------------------------------------------------
Gideon Missulawin                 745,287             6.64%           795,287             6.36%           795,287              6.32%
-----------------------------------------------------------------------------------------------------------------------------------
Menachem Zenziper (b)           1,232,960            10.98%         1,282,960            10.26%         1,282,960             10.19%
-----------------------------------------------------------------------------------------------------------------------------------
Arie Kraus (a)                    762,177             6.79%           812,177             6.50%           812,177              6.45%
-----------------------------------------------------------------------------------------------------------------------------------
Alex Tal                               --               --             50,000             0.40%            50,000              0.39%
-----------------------------------------------------------------------------------------------------------------------------------
Tammy Gotlieb                          --               --             50,000             0.40%            50,000              0.39%
-----------------------------------------------------------------------------------------------------------------------------------
Amiram Dagan                           --               --             50,000             0.40%            50,000              0.39%
-----------------------------------------------------------------------------------------------------------------------------------
David Israel Rosen (c)            812,500             7.23%           812,500             6.50%           825,000              6.55%
-----------------------------------------------------------------------------------------------------------------------------------
The Company                       494,321             4.40%           494,321             3.95%           494,321              3.86%
-----------------------------------------------------------------------------------------------------------------------------------
Rest of the shareholders        4,890,975            43.57%         5,590,515            44.74%         5,666,375             45.03%
-----------------------------------------------------------------------------------------------------------------------------------
Total                          11,224,152              100%        12,494,152              100%        12,582,052               100%
-----------------------------------------------------------------------------------------------------------------------------------

            ----------
            (a)   Messrs Kraus and Kra-Oz are brothers.

            (b)   Holds jointly with family members.

            (c) To the best of the Company's knowledge, based on a schedule 13D Report filed by Mr. Israel Rosen and his wife with the U.S. SEC, dated August 26, 2002.

10.   Consideration

      The Options will be allotted to the Trustee for the Offerees for no consideration.

      The Exercise Price of the Options offered will be the NIS equivalent to $0.91. The Exercise Price was based on the average close price of the Company's shares on Nasdaq for the last 30 trading days prior the filing of this report (the "Exercise Price").

      The Exercise Price will be paid to the Company on the date on which the Offeree notifies the Company in writing of his or her wish to exercise the Options allotted to him or her and the Company approves his or her entitlement to exercise the Options in accordance with the conditions of the Directors' Plan (the "Exercise Date").

11.   Method of Determination of Consideration

      The Exercise Price has been set by the board of directors and equals, as aforesaid, the average close price of the Company's shares on Nasdaq for the last 30 trading days prior the filing of this report. The Exercise Price in the Special Private Offer to the directors is the same as the Exercise Price for the Options to be allotted to employees of the Company and its subsidiaries under the Employees' Plans.

12.   Personal Interest of Substantial Shareholder or Officer

      Messrs. Rafael Aravot, Ahinoam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper and Arie Kraus have a personal interest in the approval of the Special Private Offer due to their being officers and substantial shareholders of the Company, as well as Controlling Shareholders as that term is defined in Section 268 of the Companies Law.

      Messrs. Alex Tal, Tammy Gotlieb and Amiram Dagan have a personal interest in the approval of the Special Private Offer due to their being officers of the Company.

13.   Investment Scheme

      The consideration to be received following exercise of the Options, if exercised, will be used by the Company to finance the operations of the Company and its subsidiaries, in accordance with the resolutions of the board of directors from time to time.

14. Consents Required for the purpose of Implementing the Allotment under this Offer

      14.1 The allotment requires the consent of the Meeting, in accordance with the provisions of Sections 270(4) and -275 of the Companies Law.

      14.2 The allotment requires the consent of the Tel Aviv Stock Exchange for listing of the exercise shares for trading. Concurrent with the filing of this report, the Company has applied to the Tel Aviv Stock Exchange to obtain consent to register the Shares for trading on it.

15.   Agreements between the Offerees and Shareholders

      To the best of the Company's knowledge, and as confirmed by Offerees, Messrs. Rafael Aravot, Ahinoam Kra-Oz, Haim Schliefer, Menachem Zenziper, Arie Kraus, Alex Tal, Tammy Gotlieb and Amiram Dagan , none of the Offerees have agreements, written or oral, with another shareholder of the Company or with each other, or with others regarding the purchase or sale of securities of the Company or relating to voting rights therein.

      Mr. Gideon Missulawin has a power of attorney to vote at shareholders meetings of the Company the ordinary shares held by another shareholder of the Company, who at the date of this report holds 72,210 ordinary shares of the Company.

16.   Limitations Regarding Dealings in the Securities Offered

      16.1 Lock-up for a period of 24 months will apply to the Options and the Shares allotted for Offerees who may be subject to provisions of
            Section 102 of the Income Tax Ordinance.

      16.2 Lock-up under Section 15C of the Securities Law, 1968 and the regulations made thereunder will apply to the Shares allotted to Offerees.

            16.2.1 For a period of one year from the date of allotment of the
                   Options (the "Period"), the Exercise Shares will not be offered for trading on the Tel Aviv Stock Exchange.

            16.2.2 During eight consecutive quarters following the end of the
                   Period (the "Additional Period"), the Exercise Shares may only be offered during trading on the Tel Aviv Stock Exchange subject to the following conditions:

                  (a) The number of Shares that may be offered on any trading day on the Tel Aviv Stock Exchange will be the daily average of trading on the Tel Aviv Stock Exchange of shares of the same class as the Shares, over the period of eight weeks prior to the date of the offer.

                  (b) The percentage of Shares offered out of the issued and paid-up capital of the Company for the date of offer is one percent of the issued and paid-up capital of the Company during each quarter. For the purposes of this paragraph, "issued and paid-up capital" will mean: "with the exception of shares flowing from the exercise or conversion of convertible securities issued up to the date of offer and not yet exercised or converted."

            The above lock-ups will also apply to securities purchased during the Period or Additional Periods as aforesaid, other than under a prospectus or during the ordinary course of trading on the Tel Aviv Stock Exchange, by the Offerees.

      16.3 The Company intends to file a registration statement (Form F-3) with the Securities and Exchange Commission in order to allow resale of the Shares allotted to the Offerees in accordance with the provisions of the Securities Act of 1933.

17. Reasons Given by Audit Committee and Board of Directors for Approval of the Private Offer

      The Special Private Offer made to Offerees constitutes remuneration for the contribution of the Offerees to the Company and an incentive to the Offerees to continue to contribute to the development and promotion of the Company's business for the long term.

18.   The Directors who took part in Approval of the Private Offer

      The directors who took part in the approval of the Special Private Offer in the Audit Committee are Alex Tal, Tammy Gotlieb (outside director) and Amiram Dagan (outside director).

      The directors who took part in the approval of the Special Private Offer on the board of directors are Rafael Aravot, Ahinoam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper, Arie Kraus, Alex Tal, Tammy Gotlieb (outside director) and Amiram Dagan (outside director).

19.   Date of Allotment of the Option

      Subject to the approval of the Tel Aviv Stock Exchange to the registration of the Shares for trading, the Company will grant the Trustee the Options for the Offerees shortly after receipt of the consent of shareholders of the Company to the Directors' Plan and the Employees' Plans and after approval of the Plans by the Assessment Clerk under Section 102 of the Income Tax Ordinance.

20.   Taxation

      The Company intends to act as if the provisions of Section 102 of the Income Tax Ordinance applies to the Directors' Plan. The Options to be allotted to the Offerees to whom the provisions of Section 102 of the Income Tax Ordinance may apply will be held by the Trustee and the lockup under Section 102 and the rules made thereunder will apply to them and to the shares underlying them.

      The Offerees will, each pro rata, bear all tax obligations applying to them, if any, due to the allotment and/or exercise of the Options and/or to the effecting of transactions in the Options and/or the Shares.

B.    Execution of Indemnification and Release agreements

1.    Introduction

      On November 11, 2002, the board of directors of the Company resolved, following the approval of the audit committee, to approve the execution of indemnification and release agreements to directors and officers of the Company (the "recipients of the indemnification" or the "recipients of the release", as the case may be).

2. Controlling Shareholders with a Personal Interest in the Transaction and the Substance of Such Interest

      Messrs. Rafael Aravot, Ahinoam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper, and Arie Kraus have personal interest in the transaction, as each of them is a recipients of the indemnification and a recipient of the release.

3.    Directors with Personal Interest and the Substance of Such Interest

      All the members of the Company's board of directors i.e. Rafael Aravot, Ahinoam Kra-Oz, Haim Schliefer, Gideon Missulawin, Menachem Zenziper, Arie Kraus, Alex Tal, Tammy Gotlieb and Amiram Dagan have personal interest in the transaction, as each of them is a member of the recipient of the indemnification and a recipient of the release.

4. Reasons Given by Audit Committee and Board of Directors for Approval of the Transaction

      The Company wishes to promote deeper involvement and contribution of its officers in its the business and management. For that purpose, the audit committee and the board of directors decided to approve the grant and execution of the indemnification and release agreements in order to ensure a safe business environment for such officers, acting in their positions in good faith.

5. Directors who took part in Deliberations of the Audit Committee and the Board of Directors regarding Approval of the Transaction

      All the members of the audit committee (i.e. Tami Gotlieb, Amiram Dagan and Alex Tal) and all the members of the board of directors took part in the deliberations of the audit committee regarding the approval of the transaction.

6.    Details of Transactions similar to or in the same class as the Transaction
      - are there any?

      N.A.

7.    The Indemnification agreements

      7.1 Under the proposed indemnification agreements, the Company will irrevocably undertake to indemnify each of the recipients of the indemnification against any debt or expense as detailed in paragraphs (a) and (b) below, that was imposed upon him or her due to an action, or an omission, made in the course of their duties as an officer of the Company as due to an act done in the course of acting or by virtue of a transaction with another corporation to which he she or was appointed as a result of being an officer of the
            Company:

            (a) A financial obligation that was imposed in favor of another person according to a court judgment, including a compromise judgment or an arbitrator's decision that was approved by a court.

            (b) Reasonable litigation expenses, including attorney's fees, that the officer or director incurred or was required to pay by a court in a proceeding that was lodged against him by the Company or in its name or by another person or in a criminal proceeding in which he was acquitted or in a criminal proceedings in which he was convicted of an offense that does not require proof of criminal intention.

      7.2 Without derogation from the above, our indemnification obligation will not apply to any debt or expense that was imposed on a director or officer for any of the following:

            (a) Breach of the duty of loyalty, except for the breach of loyalty in circumstances in which the officer acted in good faith and had a reasonable basis to assume that the action would not harm the Company.

            (b) Breach of the duty to of care, which breach was committed intentionally or rashly.

            (c)   An action with intent to derive unlawful personal gain.

      7.3 The indemnification obligation, according to the indemnification agreement will be limited to the indemnification for any debt or expense incurred by the recipient of indemnification in connection with the proceedings filed against him or her as a result of any of the following events, directly or indirectly:

            (a) An action taken by the recipient of indemnification or by the Company related to the Company's contracts dealing with purchasing or selling assets, receiving or granting rights in any assets and/or receiving or granting any services;

                  For this matter - "an action related to the Company's contracts" - including a breach of a contract and negotiations towards entering a contract.

            (b) An action taken by the recipient of indemnification with respect to his or her duties on behalf of the Company, which might be considered a tort against any person.

            (c) A breach by the director or officer of the duties that apply to the Company or other related companies, in connection with the Company being a publicly traded company.

            (d) A breach by the recipient of the indemnity or by others of the duties that apply to the Company or corporations in which the Company holds securities (the "Corporations"), in connection with the Corporations' being publicly traded companies;

            (e) A breach by the recipient of indemnification of the duties that apply to the Company or the Corporations with respect to its filing a prospectus or a report with a regulatory agency.

            (f) An approval by the recipient of indemnification of transactions specified in Chapter 5 of Section 6 of the Companies Law.

            (g) An action taken by the recipient of indemnification or by the Company, related to the investment of funds by the Company in any manner.

                  For this purpose, "an action related to the investment of funds by the Company" - including locating investment opportunities, analyzing investment offers, holding negotiations before making investments, actions relating to financing of investments, feasibility studies in respect of investments and/or exercise or non-exercise of the investment.

      7.4 The sum of the indemnification for all recipients of the indemnification in the aggregate, for one set of events will not exceed the NIS equivalent of four million US Dollars ($ 4,000,000).

      7.5 The Company's obligation for indemnification, will apply to all actions taken by a recipient of the indemnification as an officer of the Company beginning on the date of his or her appointment as an officer of the Company and until the date on which he or she no longer acts as an officer of the Company.

8.    The Release Agreements

      8.1 According to the release agreements, the Company will release each of its recipients of release, in accordance with Section 259 to the Companies Law, from liability for any damage caused to the Company as a result of a breach of the duty of care.

      8.2 The release will not apply to the liability of the recipient of release for damages caused to the Company as a result of:

            (a) A breach of duty of loyalty, except for a breach of loyalty in circumstances in which the officer acted in good faith and had a reasonable basis to assume that the action would not harm the Company.

            (b) A breach of the duty to of care, committed intentionally or rashly.

            (c)   An action with the intent to derive unlawful personal gain.

      8.3 The release will apply to any actions taken by a recipient of a release as an officer of the Company, starting on the date of his or her appointment and until the end of their term in office.

C.    General

1.    Convening of the Meeting

      1.1 The Meeting, wherein the agenda will include proposal for the approval of the Special Private Offer to directors, the stock option plans for employees and the approval of the indemnification and release agreements, will be convened at the Daniel Hotel, 60 Ramat Yam Street, Herzliya Pituach, on 17 December 2002 at 10:00 am.

      1.2 The majority required at the Meeting for approval of the Special Private Offer and delivery of the Indemnification and Release agreements is an ordinary majority of the shareholders taking part in the vote, provided that one of the following exists:

            (1) The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, provided that at least one third of the non-interested shareholders with respect to each proposal represented and voting at the Meeting are included in the majority (excluding the votes of the abstaining shareholders); or

            (2) The total shareholdings of the non-interested shareholders who vote against the proposal do not represent more than 1% of the voting rights in our Company.

      1.3 Those who are entitled to take part and vote at the Meeting or at an adjourned meeting will be shareholders of the Company registered in the register of members of the Company at the end of the business day of November 8, 2002 (hereinafter: the "Date of Determination"), present at the meeting in person or by agent or proxy, in accordance with the provisions of the articles of association of the Company.

      1.4 The complete text of the proposals on the agenda of the Meeting as well as the immediate disclosure, are available for inspection, upon prior coordination with the Company's Secretary, in the Company's offices, Sunday through Thursday between 9:00 and 17:00.

2.    Powers of the Securities Authority

      2.1 The date of convening of the Meeting as set forth above might be postponed according to the instruction of the Securities Authority or the instruction of such employee of the Securities Authority authorized by it for such purpose (the "Authority") under Section 17 of the Private Offer Regulations and/or under Section 10 of the Controlling Shareholders Regulations, as follows:

      2.2 Within twenty one days of the date of filing of this report, the Authority may instruct the Company to give details, information and documents regarding the Special Private Offer under this report within such time as it may prescribe, and may instruct the Company to amend the report in such manner and within such time as may be prescribed.

      2.3 Where an instruction to amend the report is given as aforesaid, the Authority may instruct the adjournment of the Meeting to another date which will fall no earlier than three business days and no later than twenty-one business days after the date of publication of the amendment to the report.

      2.4 The Company will file an amendment in accordance with such instructions in the manner set forth in Section 2(a)(1) of the Controlling Shareholders Regulations and/or Section 3(a)(1) of the Private Offer Regulations, will send it to those shareholders to whom the report was sent and will publish a notice setting out the date of the Meeting, the fact that an amendment was made to the report at the instruction of the Securities Authority, and the main points of the amendment, unless the Securities Authority otherwise instructs.

      2.5 Where an instruction is given regarding adjournment of the date of convening of the Meeting, the Company will give notice by immediate report of such instruction.

3.    Company Representative Responsible for Immediate Report

      Ophra Levy-Mildworth, Adv.
      13 Hamelacha Street, Rosh Ha'ayin
      Tel: 9004113 - 03
      Fax: 9030994 - 03

                                                            RoboGroup T.E.K Ltd.


Name and position of signatory for the Company: Ophra Levy-Mildworth, Company's Secretary

Date of Execution: December 12, 2002

                                            ROBOGROUP T.E.K. LTD.
                                                (Registrant)


                                            By: /s/ Rafael Aravot
                                               ---------------------------------
                                                    Rafael Aravot
                                                    Chief Executive Officer


Date: December 12, 2002